UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-39966

New Found Gold Corp.

(Exact name of registrant as specified in its charter)

1133 Melville Street, Suite 3500,

Vancouver, British Columbia
V6E 4E5 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F ☐    Form 40-F ☒

SUBMITTED HEREWITH

Exhibit	Description

99.1	NI 43-101 Preliminary Economic Assessment Technical Report - Hammerdown Gold Project, Newfoundland and Labrador, Canada
99.2	Consent of Qualified Person - Stephen Coates
99.3	Consent of Qualified Person - Christian Beaulieu
99.4	Consent of Qualified Person - Michael Levy
99.5	Consent of Qualified Person - Chafana Hamed Sako
99.6	Consent of Qualified Person - James Guiraud
99.7	Consent of Qualified Person - Stacy J. Freudigmann
99.8	Consent of Qualified Person - Sheldon H. Smith
99.9	Consent of Qualified Person - J. Alex Mcintyre
99.10	Consent of Qualified Person - Neil J. Lincoln
99.11	Consent of Qualified Person - Dachun (David) Jin
99.12	Consent of Qualified Person - William Richard McBride

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.
(Registrant)

Date: March 16, 2026	By:	/s/ Keith Boyle
Keith Boyle
Chief Executive Officer